Exhibit 99.1

Brookfield Residential Properties Inc.

SPECIAL COMMITTEE OF BROOKFIELD RESIDENTIAL APPOINTS FINANCIAL AND LEGAL ADVISORS IN CONNECTION WITH BROOKFIELD ASSET MANAGEMENT’S PROPOSAL

Calgary, Alberta, November 24, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced that the Special Committee of the board of directors of Brookfield Residential has appointed Morgan Stanley to act as its exclusive financial advisor in connection with the previously announced non-binding proposal from Brookfield Asset Management Inc. (BAM: NYSE/TSX) to acquire the approximately 30% of the common shares of Brookfield Residential that it does not already own for US$23.00 cash per share.  The Special Committee also engaged Stikeman Elliott LLP as legal advisor in connection with Brookfield Asset Management’s proposal.

The Special Committee is in the process of reviewing the proposal and Brookfield Residential will provide an update at the appropriate time.  In addition, in accordance with Canadian securities laws, the Special Committee will supervise the preparation by Morgan Stanley of a formal valuation of the common shares of Brookfield Residential.

Shareholders of Brookfield Residential do not need to take any action with respect to the proposal at this time.

* * * * * * * * * * * * *

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, visit www.brookfieldrp.com.

For more information, please visit our website at www.brookfieldrp.com or contact:

Nicole French Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

* * * * * * * * * *

Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release, including details regarding the proposal by Brookfield Asset Management, and those statements preceded by, followed by, or that include the words “proposal”, “would’, “subject to”, “believe”, “projected”, “planned”, “anticipate”, “should”, “goals”, “expected”, “potential”, “estimate”, “targeted”, “scheduled”, or similar expressions, constitute “forward-looking statements”. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to, the proposal from Brookfield Asset Management successfully occurring and the fact that our business may suffer as a result of uncertainty surrounding the proposal, and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.